Ex-(a)(4).2

1320-4 King St. W. Toronto, ON
GUARDIANS OF GOLD INC.
NIREK RESOURCES INC.	www.nirekresources.com info@nirekresources.com

    Press Release

Contact: Abraham Arnold	FOR IMMEDIATE RELEASE
Phone: (416)603-1555	1:00 p.m. March 19, 2010

Guardians of Gold Inc. and Nirek Resources Inc. announces
Exchange Offer for 20% of Silver Dragon Resources Inc.

ONTARIO, CANADA – March 19, 2010 – Both Guardians of Gold Inc. (“GOG”) and Nirek Resources Inc. (“NRI”) (Frankfurt: 3N6-FRA; Gold Warrant: CA6546411175) have made, upon certain conditions, an exchange offer for 20% of the issued and outstanding shares of unrestricted common stock of Silver Dragon Resources Inc. (“SDRG”)(OTCBB: SDRG)at an exchange ratio of 100 shares of SDRG common stock for (i) fifty (50) shares of Grit International Inc. (“GII”) (Frankfurt: 3GR1-FRA) common stock, (ii) one (1) share of Millstream Mines Ltd. (“MLM”)(TSX Venture Exchange: MLM)common stock, (iii) one (1) silver certificate and (iv) one (1) gold warrant. Each silver certificate shall be issued by NRI and will be for ten (10) grams of silver, deliverable March 31, 2014. Each gold warrant shall be issued by NRI and shall be exercisable on or before April

30, 2010. The exercise price for each gold warrant shall be $190.00 USD and be for ten (10) grams of gold which shall deliverable March 31, 2014.

The value of the exchange offer is significantly higher than SDRG’s closing price on March 18, 2010.

The purpose of the offer, according to both GOG and NRI, is to discover additional value by supplementing SDRG’s business through increasing SDRG’s opportunities in the resource industry. In addition, GOG and NRI hope to explore joint venture efforts with SDRG’s associates and other potential partners.

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About Guardians of Gold Inc.
 Guardians of Gold Inc. is a Canadian based mining company that is focused on exploring for precious and base metals. GOG is focused on acquiring precious metal properties with proven reserves through strategic joint ventures and property acquisitions. For more information, please visit GOG's website at: www.guardiansofgold.com

About Nirek Resources Inc.
 Nirek Resources Inc. is a Canadian exploration company specializing on exploring for precious and base metals. NRI is focused on acquiring and developing gold and precious metal properties with proven reserves through a series of joint ventures, mine and property acquisitions. For more information, please visit the Company's website at: www.nirekresources.com

About Silver Dragon Resources Inc.:
Silver Dragon Resources Inc. is a mining and metals company focused on the exploration, acquisition, development and operation of silver mines in proven silver districts globally. For more information, please visit the Company's website at: www.silverdragonresources.com

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained herein which are not historical are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements, including, but not limited to, certain delays beyond our control with respect to market acceptance of new technologies or products, delays in testing and evaluation of products, and other risks detailed from time to time in our filings.

Contact:
Guardians of Gold Inc. Investor Relations

Website: www.guardiansofgold.com
E-mail: investor@guardiansofgold.com

Nirek Resources Inc.
Investor Relations
Website: www.nirekresources.com
E-mail: info@nirekresources.com

Silver Dragon Resources Inc.

Marc Hazout
President
(416) 223-8500 or Toll Free: 1-866-512- SDRG (7374)
Email: info@silverdragonresources.com